Exhibit 99.2

Liberty Interactive Corporation

Reconciliation of Liberty Interactive Corporation ("Liberty") Net Assets and

Net Earnings to Liberty Interactive LLC ("Liberty LLC") Net Assets and Net Earnings

September 30, 2017

(unaudited)

amounts in millions

Liberty Net Assets	$7,559
Reconciling items:
zulily net assets	(1,334)
Liberty LLC Net Assets	$6,225

Liberty Net Earnings	$1,011
Reconciling items:
zulily net (earnings) loss	72
General and administrative expenses	2
Liberty LLC Net Earnings	$1,085